Catapult Advisors LLC
(SEC ID No. 8-53494)

Annual Audit Report

December 31, 2022

PUBLIC DOCUMENT

Filed Pursuant to Rule 17-A-5(e)(3) as a Public Document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53494

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____**01/01/22**_____ AND ENDING _____**12/31/22**_____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___**Catapult Advisors LLC**___

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

201 Spear Street, Suite 1188
_____
(No. and Street)

San Francisco	**California**	**94105**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ron Lissak	**(415) 593-4520**	**rlissak@catapultadvisors.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst Wintter & Associates LLP
_____
(Name – if individual, state last, first, and middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

February 24, 2009	**3438**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



California, San Francisco

OATH OR AFFIRMATION

I, Ron Lissak, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Catapult Advisors LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, office[r, director, or equivalent person, as the case may be, h]as any proprietary interest in any account classified solely as that of a cu[stomer.]

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA, SAN FRANCISCO COUNTY
Subscribed and sworn to (or affirmed) before me on this 27 day of February, 2023 by Ron Lissak

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

(Signature of Notary)

Signature: [signature]

Title: Managing Member

Notary Public

I. KOMAROVSKA
COMM. # 2420795
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
COMM. EXPIRES NOV. 8, 2026

This filing contains (check all applicable boxes):**

☑ (a) Statement of financial condition.
☑ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Catapult Advisors LLC

Table of Contents

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Members of
Catapult Advisors LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Catapult Advisors LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter & Associates LLP

We have served as Catapult Advisors LLC's auditor since 2002.
Walnut Creek, California
February 27, 2023

1

Catapult Advisors LLC

Statement of Financial Condition

As of December 31, 2022

Assets		
Cash	$	1,713,037
Accounts receivable		7,500
Taxes receivable		46,882
Prepaid expenses and other assets		17,467
Furniture and equipment, net of $5,323 accumulated depreciation		1,435
Total Assets	$	1,786,321

Liabilities and Members' Equity		
Liabilities		
Accounts payable	$	19,458
Accrued compensation		22,141
Accrued pension liability		381,808
Accrued expense		103,182
Total Liabilities		526,589
Members' Equity		
Class B, 4,952 units		1,259,732
Total Members' Equity		1,259,732
Total Liabilities and Members' Equity	$	1,786,321

The accompanying notes are an integral part of this financial statement.

Catapult Advisors LLC

Notes to the Financial Statement

December 31, 2022

1. Organization

Catapult Advisors LLC (the "Company") was organized as a limited liability company in the State of Delaware on July 16, 2001 and was accepted as a member of Financial Industry Regulatory Authority ("FINRA") on November 28, 2001. The Company engages in mergers and acquisition advisory services and capital raising services on a fee basis.

2. Significant Accounting Policies

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. There were no cash equivalents at December 31, 2022.

Accounts Receivable
Accounts receivable represents amounts that have been earned and billed to clients in accordance with the terms of the Company's engagement letters with respective clients that have not yet been collected. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments - Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financials assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported as credit loss expense on the Statement of Income. Per management's analysis, no allowance for credit losses was considered necessary as of December 31, 2022.

Furniture & Equipment
Furniture and equipment are valued at cost. Depreciation is recorded on the straight-line method over the estimated useful lives of the assets ranging from five to seven years.

Leases
At inception, the Company determines if an agreement constitutes a lease and, if so, whether the lease is an operating or finance lease. Operating leases that exceed one year are included in operating lease right-of-use ("ROU") asset and operating lease liability on the Statement of Financial Condition. For the year ended December 31, 2022, the Company had one long term operating lease and no finance leases.

Catapult Advisors LLC

Notes to the Financial Statement

December 31, 2022

2. Significant Accounting Policies *(continued)*

Income Taxes

Typically, the Company is taxed as a partnership under the Internal Revenue Code and a similar state statute where, in lieu of income taxes, the Company passes 100% of its taxable income and expenses to its members.

The Company is no longer subject to state income tax examination by authorities for years before 2018.

The Company is a California pass-through entity ("PTE") that has elected to be taxed at 9.3% of qualified net income at the entity level. The payments related to this tax allow the owners of the Company to claim a credit against their personal taxes. Therefore, these tax payments are treated as distributions to the owners and the tax is not in the scope of ASC 740 *Accounting for Income Taxes* for the Company. At December 31, 2022, the overpayment of taxes was $46,882.

In the event of an Internal Revenue Service ("IRS") examination, the IRS is allowed to collect any underpayments of tax from partnerships (and entities taxed as partnerships) rather than the individual partners. If the IRS examines partnership items in a prior year under examination, any tax adjustments will be taken into account at the partnership level in the current year when the examination is complete. The partnership will pay the tax, interest, and penalties on underpayments using the highest statutory corporate or individual rate, which can be reduced under certain circumstances. Management does not believe these changes have an effect on the Company's financial statement as of December 31, 2022.

3. Employee Benefit Plans

The Company maintains a Simplified Employee Pension – Individual Retirement Account ("SEP-IRA") plan, a 401(k) profit sharing plan ("401(k)") and a cash balance pension plan ("CB Plan") for eligible employees.

Under a SEP-IRA in 2022, for any qualifying employee that has had more than three years in service, the Company is permitted to contribute up to twenty-five percent of the employee's total compensation not to exceed $61,000 for those under the age of 50. For employees over the age of 50, the Company is permitted to contribute up to twenty-five percent of the employee's total compensation not to exceed $67,500. As of December 31, 2022, the Company did not make any contributions.

The 401(k) was effective as of January 1, 2022 and covers substantially all employees meeting certain eligibility requirements. Participants may contribute a portion of their compensation to the 401(k), up to the maximum amount permitted under Section 401(k) of the Internal Revenue Code. The Company is able to make discretionary contributions to the 401(k). As of December 31, 2022, the Company accrued a $74,808 contribution to the 401(k) which is included in accrued pension liability on the Statement of Financial Condition.

The CB Plan was effective as of January 1, 2022 with the Chief Executive Officer of the Company as the designated trustee of CB Plan assets. To participate in the CB Plan, an employee must have completed a thousand hours of service in a twelve-month period and have attained the age of twenty-one years. Specifically excluded from the CB Plan are leased employees, employees who are covered by collective bargaining agreements, or non-resident aliens who have received no earned income in the United States. For a member of group one, the CB Plan provides it will contribute $317,000 annually. For a member of group two, the CB Plan provides it will contribute $0 annually. For all other eligible employees, the CB Plan will contribute 3% of the employee's compensation each year. In addition, each account will be credited at the end of each interest credit period with an interest crediting rate equal to an annualized interest rate of four percent. Each participant's accrued benefit interest will vest based on years of vesting service. Each year, the Company's contributions to the CB Plan are actuarially determined. As of December 31, 2022, the Company accrued a $307,000 contribution to the CB Plan which is included in accrued pension liability on the Statement of Financial Condition.

Catapult Advisors LLC

Notes to the Financial Statement

December 31, 2022

3. **Employee Benefit Plans** *(continued)*

The annual measurement date is December 31 for the CB Plan benefits. The following tables provide information about the benefit obligation, plan assets, and the funded status of the Company's 401(k) and CB Plan benefits as of December 31, 2022:

Obligations and Funded Status		
	401(k)	CB Plan
Benefit obligation at December 31	$ -	$ 307,000
Employer contributions	47,808	-
Participant contributions	47,500	-
Benefit payments	-	-
Fair value of plan assets at December 31	-	-
Net funded (unfunded) status of the plan	-	(307,000)
Amounts recognized in the balance sheet consist of:		
Assets	$ -	$ -
Liabilities	(74,808)	(307,000)
	$ (74,808)	$ (307,000)

The accumulated benefit obligation for the CB Plan was $307,000 at December 31, 2022.

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for plans with accumulated benefit obligations in excess of plan assets were $307,000, $307,000, and zero for 2022 respectively.

The annual Interest Crediting Rate for the CB Plan is four percent.

There were no plan assets as of December 31, 2022.

4. **Arbitration**

During 2022, the Company entered into an arbitration with a formerly employed, Class B member. As of December 31, 2022, the Company accrued $16,199 for additional arbitration expenses incurred and $86,150 for the February 15, 2023 arbitration award. The total $102,349 arbitration accrual is included in accrued expense on the Statement of Financial Condition.

5. **Membership Interests**

The Company has one class of membership outstanding, Class B. Class B is entitled to share in the Company's net income and net loss in accordance with that member's percentage interest and have specified consent, approval and voting rights.

Catapult Advisors LLC

Notes to the Financial Statement

December 31, 2022

6. **Revenue from Contracts with Customers**

   Contract Balances
   Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment from the customer. Receivables related to revenue from contracts with customers were $60,000 and $7,500 as of January 1, 2022 and December 31, 2022, respectively.

   Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees received in investment banking engagements. As of January 1, 2022 and December 31, 2022, there were no revenue amounts deferred.

   Contract Costs
   Expenses associated with investment banking advisory engagements are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized upon completion of services. All other investment banking advisory related expenses are expensed as incurred.

7. **Lease**

   Operating lease ROU assets represent the Company's right to use an underlying asset for the lease term. Lease liabilities represent the Company's obligation to make lease payments arising from the operating lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Payments made for lease incentives are excluded. Since the Company's lease does not provide an implicit rate, the Company's uses its incremental borrowing rate. The incremental borrowing rate is based on the estimated rate of interest for a collateralized borrowing over a similar term of the lease payments at commencement date. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. As of December 31, 2022, no such option to extend existed. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

   The Company has a lease agreement with lease and non-lease components. Such non-lease components, including security deposits, are accounted for separately.

   On July 11, 2018, the Company entered into an operating lease agreement for office space in San Francisco, California. The term of the lease began on September 1, 2018 and expired on December 31, 2022. For the year ended December 31, 2022, information pertaining to lease was as follows:

Supplemental Information	
Operating Lease ROU Asset	
ROU asset on January 1, 2022	$ 154,615
Amortization of ROU asset as of December 31, 2022	(154,615)
ROU asset as of December 31, 2022	$ -
Remaining lease term	0 months
Discount rate	5.0%

Catapult Advisors LLC

Notes to the Financial Statement

December 31, 2022

8. **Risk Concentrations**

   The Company maintains its cash in bank deposit accounts which, at times, may have exceeded federally insured limits during the year.

   As of December 31, 2022, 100% of accounts receivable was due from one client.

9. **Net Capital Requirements**

   The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. As of December 31, 2022, the Company's net capital was $1,186,448 which exceeded the requirement by $1,151,342.

10. **Subsequent Events**

   The Company has evaluated subsequent events through February 27, 2023, the date which the financial statements were issued.